SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                        INTEGRA LIFESCIENCES CORPORATION
             _______________________________________________________
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                      _____________________________________
                         (Title of Class of Securities)
                                    457985208
                                   __________
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
             _______________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 29, 1999
                             _______________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 83 Pages
                             Exhibit Index: Page 18

                                                              Page 2 of 83 Pages

                                  SCHEDULE 13D

CUSIP No. 457985208

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                             2,143,350
   Shares
Beneficially               8        Shared Voting Power
  Owned By                              0
    Each
  Reporting                9        Sole Dispositive Power
   Person                               2,143,350
    With
                           10       Shared Dispositive Power
                                        0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,143,350

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                          [x]

13       Percent of Class Represented By Amount in Row (11)

                                    11.99%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 83 Pages

                                  SCHEDULE 13D

CUSIP No. 457985208

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                             2,143,350
   Shares
Beneficially               8        Shared Voting Power
  Owned By                              0
   Each
  Reporting                9        Sole Dispositive Power
   Person                               2,143,350
    With
                           10       Shared Dispositive Power
                                        0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,143,350

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    11.99%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 83 Pages

                                  SCHEDULE 13D

CUSIP No. 457985208

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                             2,143,350
   Shares
Beneficially               8        Shared Voting Power
  Owned By                              0
   Each
  Reporting                9        Sole Dispositive Power
   Person                               2,143,350
    With
                           10       Shared Dispositive Power
                                        0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,143,350

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                     [x]

13       Percent of Class Represented By Amount in Row (11)

                                    11.99%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 83 Pages

                                  SCHEDULE 13D

CUSIP No. 457985208

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                             2,143,350
   Shares
Beneficially               8        Shared Voting Power
  Owned By                              0
    Each
  Reporting                9        Sole Dispositive Power
   Person                               2,143,350
    With
                           10       Shared Dispositive Power
                                        0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,143,350

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                          [x]

13       Percent of Class Represented By Amount in Row (11)

                                    11.99%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 83 Pages

                                  SCHEDULE 13D

CUSIP No. 457985208

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                             714,450
   Shares
Beneficially               8        Shared Voting Power
  Owned By                              2,143,350
    Each
  Reporting                9        Sole Dispositive Power
   Person                               714,450
    With
                           10       Shared Dispositive Power
                                        2,143,350

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,857,800

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                           [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    15.37%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 83 Pages

                                  SCHEDULE 13D

CUSIP No. 457985208

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                             0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                              2,143,350
    Each
  Reporting                9        Sole Dispositive Power
   Person                               0
    With
                           10       Shared Dispositive Power
                                        2,143,350

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,143,350

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    11.99%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 83 Pages

                  This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Integra LifeSciences
Corporation (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report the recent acquisition of securities of the Issuer, convertible into Shares, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.


Item 1.  Security and Issuer.

         This Statement relates to the Shares. The address of the principal executive office of the Issuer is 105 Morgan Lane, Plainsboro, New Jersey 08536.

Item 2.  Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Quantum Industrial Partners LDC ("QIP");

         ii)      QIH Management Investor, L.P. ("QIHMI");

         iii)     QIH Management, Inc. ("QIH Management");

         iv)      Soros Fund Management LLC ("SFM LLC");

         v)       Mr. George Soros ("Mr. Soros"); and

         vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

         This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments").

                              The Reporting Persons

QIP, QIHMI and QIH Management
-----------------------------

                  QIP is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of QIP is investment in securities. Current information concerning the identity and background of the directors and officers of QIP is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  QIHMI, an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and (pursuant to constituent documents of QIP) is vested with investment discretion with respect to the portfolio assets held for the account of, QIP. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP. QIH Management, a Delaware corporation of which Mr. Soros is the sole shareholder, is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. QIHMI, by reason of its investment discretion over the securities owned by QIP, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of the Shares held for the account of QIP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

                                                              Page 9 of 83 Pages


                  Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QIP Contract").


SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------


                  The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

                  The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                  The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

                  Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the QIP Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of QIP.

                  Mr. Soros may also be deemed a beneficial owner of the Shares held for the account of SFM Domestic Investments. SFM Domestic Investments is a Delaware limited liability company with its principal address at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The principal business of SFM Domestic Investments is investment in securities.

                  During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  QIP expended approximately $7,500,000 of its working capital to purchase the securities reported herein as being acquired in the last 60 days. SFM Domestic Investments expended approximately $2,500,000 of its working capital to purchase the securities reported herein as being acquired in the last 60 days.

                                                             Page 10 of 83 Pages

                  The securities held for the accounts of QIP and SFM Domestic Investments may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

                  All of the Shares reported herein as having been acquired for or disposed of from the accounts of QIP and/or SFM Domestic Investments were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

                           (a)      (i)     Each of QIP, QIHMI,  QIH Management,
SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 2,143,350 Shares (approximately 11.99% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number includes (A) 1,963,350 Shares issuable upon conversion of 75,000 Series B Preferred Shares (as defined herein) held for the account of QIP and (B) 180,000 Shares issuable upon exercise of 180,000 warrants held for the account of QIP.

                                    (ii)    Mr.   Soros   may  be   deemed   the
beneficial owner of 2,857,800 Shares (approximately 15.37% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number includes (A) 1,963,350 Shares issuable upon conversion of 75,000 Series B Preferred Shares held for the account of QIP; (B) 180,000 Shares issuable upon exercise of 180,000 warrants held for the account of QIP; (C) 654,450 Shares issuable upon conversion of 25,000 Series B Preferred Shares held for the account of SFM Domestic Investments; and, (D) 60,000 Shares issuable upon exercise of 60,000 warrants held for the account of SFM Domestic Investments.

                           (b)      (i)     Each of QIP,  QIHMI,  QIH Management
and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 2,143,350 Shares held for the account of QIP (assuming the conversion of all Series B Preferred Shares and the exercise of all warrants held for the account of QIP).

                                    (ii)    Mr. Soros and Mr.  Druckemiller as a
result of their positions with SFM LLC may be deemed to have the shared power to direct the voting and disposition of the 2,143,350 Shares held for the account of QIP (assuming the conversion of all Series B Preferred Shares and the exercise of all warrants held for the account of QIP).


                                    (iii)   Mr.  Soros  in  his  capacity  as  a
managing member of SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 714,450 Shares held for the account of SFM Domestic Investments (assuming the conversion of all Series B Preferred Shares and the exercise of all warrants held for the account of SFM Domestic Investments).

                                                             Page 11 of 83 Pages

                           (c)      Except for the transactions  listed on Annex
C hereto, there have been no transactions effected with respect to the Shares since February 7, 1999 (60 days prior to the date hereof) by any of the Reporting Persons.

                           (d)      (i)     The  shareholders of QIP,  including
Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                                    (ii)    Certain   members  of  SFM  Domestic
Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SFM Domestic Investments.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On March 29, 1999, each of QIP and SFM Domestic Investments entered into a Series B Convertible Preferred Stock and Warrant Purchase Agreement (the "Series B Agreement") with the Issuer (a copy of which is attached hereto as Exhibit E and incorporated herein by reference in response to this Item 6) pursuant to which they purchased an aggregate of 100,000 shares of Series B Convertible Preferred Stock ("Series B Preferred Shares") and warrants to purchase, subject to the terms and conditions thereof, an aggregate of 240,000 Shares.

                  Pursuant to Section 1.3 of the Series B Agreement, the Issuer is given a put right, which, within a specific time frame, permits the Issuer to require each of QIP and SFM Domestic Investments to purchase additional shares of convertible preferred stock.

                  Pursuant to Section 7.6 of the Series B Agreement, QIP and SFM Domestic Investments collectively are entitled to name one representative to the Issuer's Board of Directors and are entitled to be represented on significant committees of the Issuer's Board of Directors, provided that they own at least one half of their initial investment. Neal Moszkowski has been named by QIP and SFM Domestic Investments to the Issuer's Board of Directors.

                  The foregoing description of the Series B Agreement does not purport to be complete and is qualified in its entirety by reference to the Series B Agreement (attached as Exhibit E to this Initial Statement), which is incorporated herein by reference.

                  On March 29, 1999,  each of QIP and SFM  Domestic  Investments entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer (a copy of which is attached hereto as Exhibit F and incorporated herein by reference in response to this Item 6) pursuant to which the Issuer has agreed to grant registration rights with respect to certain securities.

                  Pursuant to Section 3 of the Registration Rights Agreement, QIP and SFM Domestic Investments were granted certain rights relating to their ability to demand that the Issuer register under the Securities Act of 1933 unregistered securities of the Issuer held by QIP or SFM Domestic Investments.

                  Pursuant to Section 4 of the Registration Rights Agreement, QIP and SFM Domestic Investments were granted certain piggy-back registration rights, which, if exercised, entitle QIP and SFM Domestic Investments to participate in registered offerings by the Issuer.

                                                             Page 12 of 83 Pages


                  Pursuant to Section 5 of the Registration Rights Agreement, each of QIP and SFM Domestic Investments may be required to enter into a lock-up agreement under certain circumstances, provided that entering into such an agreement will not violate applicable law or contravene QIP's and SFM Domestic Investments' fiduciary duties.

                  Pursuant to Section 6 of the Registration Rights Agreement, each of QIP and SFM Domestic Investments will be required to discontinue disposition of the Issuer's securities upon receiving notice from the Issuer that the Issuer's prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein.

                  The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement (attached as Exhibit F to this Initial Statement), which is incorporated herein by reference.

                  From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.           Material to be Filed as Exhibits.

                  A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                  B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                  C. Joint Filing Agreement dated April 8, 1999 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller.

                  D. Power of Attorney dated May 23, 1996 granted by QIP in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus.

                  E. Series B Convertible Preferred Stock and Warrant Purchase Agreement dated March 29, 1999 among the Issuer, QIP and SFM Domestic Investments.

                  F. Registration Rights Agreement dated March 29, 1999, and all amendments thereto, executed by the Issuer for the benefit of QIP and SFM Domestic Investments.

                                                             Page 13 of 83 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 8, 1999

                                     QUANTUM INDUSTRIAL PARTNERS LDC


                                     By:     /S/ SEAN C. WARREN
                                             -----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                     QIH MANAGEMENT INVESTOR, L.P.

                                             By:      QIH Management, Inc.,
                                                      its General Partner


                                                      By:     /S/ SEAN C. WARREN
                                                              ------------------
                                                              Sean C. Warren
                                                              Vice President



                                     QIH MANAGEMENT, INC.


                                     By:     /S/ SEAN C. WARREN
                                             -----------------------------------
                                             Sean C. Warren
                                             Vice President


                                     SOROS FUND MANAGEMENT LLC


                                     By:     /S/ SEAN C. WARREN
                                             -----------------------------------
                                             Sean C. Warren
                                             Managing Director


                                     GEORGE SOROS


                                     By:     /S/ SEAN C. WARREN
                                             -----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact

                                                             Page 14 of 83 Pages



                                     STANLEY F. DRUCKENMILLER


                                     By:     /S/ SEAN C. WARREN
                                             -----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


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

                                                                                             Page 15 of 83 Pages


                                                     ANNEX A

                            Directors and Officers of Quantum Industrial Partners LDC

     Name/Title/Citizenship                   Principal Occupation                         Business Address
     ----------------------                   --------------------                         ----------------
     Curacao Corporation                      Managing Director of                         Kaya Flamboyan 9
     Company N.V.                             Netherlands Antilles                         Willemstad
        Managing Director                     corporations                                 Curacao,
        (Netherlands Antilles)                                                             Netherlands Antilles


     Inter Caribbean Services Limited         Administrative services                      Citco Building
        Secretary                                                                          Wickhams Cay
        (British Virgin Islands)                                                           Road Town
                                                                                           Tortola
                                                                                           British Virgin Islands





                                 Directors and Officers of QIH Management, Inc.

     Name/Title/Citizenship                   Principal Occupation                          Business Address
     ----------------------                   --------------------                          ----------------

     Gary Gladstein                           Managing Director of SFM                      888 Seventh Avenue
     Director and President                   LLC                                           33rd Floor
     (United States)                                                                        New York, NY  10106

     Sean C. Warren                           Managing Director of SFM                      888 Seventh Avenue
     Director, Vice President                 LLC                                           33rd Floor
     and Secretary                                                                          New York, NY  10106
     (United States)

     Peter Streinger                          Chief Financial Officer of                    888 Seventh Avenue
     Treasurer                                SFM LLC                                       33rd Floor
     (United States)                                                                        New York, NY  10106

     Michael C. Neus                          Assistant General Counsel of                  888 Seventh Avenue
     Vice President and                       SFM LLC                                       33rd Floor
     Assistant Secretary                                                                    New York, NY  10106
     (United States)





         To the best of the Reporting Persons' knowledge /1/:

                  (a)      None of the above persons hold any Shares. /1/

                  (b)      None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/

----------
/1/ Certain persons may have an interest in SFM Domestic Investments.


                                                             Page 16 of 83 Pages


                                     ANNEX B


                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC. /1/


Scott K. H. Bessent
Walter Burlock
Brian J. Corvese
L. Kevin Dann
Gary Gladstein
Ron Hiram
Robert K. Jermain
David N. Kowitz
Alexander C. McAree
Paul McNulty
Steven Okin
Frank Sica
Sean C. Warren

         Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

         To the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Shares. /1/

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/












----------
/1/ Certain persons may have an interest in SFM Domestic Investments.



                                                             Page 17 of 83 Pages


                                     ANNEX C

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                        INTEGRA LIFESCIENCES CORPORATION

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


                                             Date of             Nature of                Number of
For the Account of                         Transaction          Transaction              Securities          Price
------------------                         -----------          -----------              ----------          -----
QIP                                          3/29/99             PURCHASE                 75,000/1/          /3/

                                                                                         180,000/2/

SFM Domestic Investments                     3/29/99             PURCHASE                 25,000/1/          /4/

                                                                                          60,000/2/




-------------------------

/1/ Shares of Series B Preferred Stock.
/2/ Warrants.
/3/ Total consideration of $7,500,000 was paid for the securities purchased by QIP.
/4/ Total  consideration of $2,500,000 was paid for the securities  purchased by
SFM Domestic Investments.


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


                                                                                                         Page 18 of 83 Pages

                                                        EXHIBIT INDEX

                                                                                                                  Page No.
                                                                                                                  --------
A.       Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor
         of Mr. Sean C. Warren and Mr. Michael C. Neus.........................................................          19

B.       Power of Attorney dated as of January 1, 1997 granted by Mr. Stanley F. Druckenmiller
         in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.................................................         20

C.       Joint Filing Agreement dated April 8, 1999 by and among Quantum Industrial
         Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Soros Fund
         Management LLC, Mr. George Soros and Mr. Stanley F. Druckenmiller ...................................           21

D.       Power of Attorney dated May 23, 1996 granted by Quantum Industrial Partners LDC
         in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus................................            23

E.       Series B Convertible Preferred Stock and Warrant Purchase Agreement dated March 29,
         1999 by and among Integra LifeSciences Corporation, Quantum Industrial Partners LDC
         and SFM Domestic Investments LLC. ...................................................................           24

F.       Registration Rights Agreement dated March 29, 1999 by and among Integra
         LifeSciences Corporation, Quantum Industrial Partners LDC and SFM Domestic Investments
         LLC. ................................................................................................           62


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